                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                     Gemstar - TV Guide International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                   36866W 10 6
                                   -----------
                                 (CUSIP Number)

                             Arthur M. Siskind, Esq.
                          The News Corporation Limited
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 852-7000

                                ----------------

                                 With copies to:
                             Jeffrey W. Rubin, Esq.
                             Hogan & Hartson L.L.P.
                                551 Fifth Avenue
                            New York, New York 10176
                                 (212) 661-6500
                  (Name Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 14, 2002
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 pages)

---------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=============== ================================================================
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                The News Corporation Limited

--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)   |X|

                (b)   |_|

--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO

--------------- ----------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                South Australia, Australia
--------------------------------------------------------------------------------
                           7            SOLE VOTING POWER
                                        174,931,473 shares
                                        ----------------------------------------
        NUMBER OF          8            SHARED VOTING POWER
         SHARES                         See Item 5 and Item 6.
      BENEFICIALLY                      ----------------------------------------
        OWNED BY           9            SOLE DISPOSITIVE POWER
          EACH                          174,931,473 shares
        REPORTING                       ----------------------------------------
         PERSON            10           SHARED DISPOSITIVE POWER
                                        See Item 5 and Item 6.
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                174,931,473
--------------- ----------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES  |_|
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Approximately 42.2%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                CO
================================================================================

=============== ================================================================
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                K. Rupert Murdoch

--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)   |X|

                (b)   |_|

--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO

--------------- ----------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
                           7            SOLE VOTING POWER
                                        174,931,473 shares
                                        ----------------------------------------
        NUMBER OF          8            SHARED VOTING POWER
         SHARES                         See Item 5 and Item 6.
      BENEFICIALLY                      ----------------------------------------
        OWNED BY           9            SOLE DISPOSITIVE POWER
          EACH                          174,931,473 shares
        REPORTING                       ----------------------------------------
         PERSON            10           SHARED DISPOSITIVE POWER
                                        See Item 5 and Item 6.
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                174,931,473

--------------- ----------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES  |_|
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Approximately 42.2%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                IN
=============== ================================================================

=============== ================================================================
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Sky Global Holdings, Inc.

--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)   |X|

                (b)   |_|

--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO

--------------- ----------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------------------------------------------------------
                           7            SOLE VOTING POWER
                                        87,465,737 shares
                                        ----------------------------------------
        NUMBER OF          8            SHARED VOTING POWER
         SHARES                         See Item 5 and Item 6.
      BENEFICIALLY                      ----------------------------------------
        OWNED BY           9            SOLE DISPOSITIVE POWER
          EACH                          87,465,737 shares
        REPORTING                       ----------------------------------------
         PERSON            10           SHARED DISPOSITIVE POWER
                                        See Item 5 and Item 6.
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                87,465,737

--------------- ----------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES  |_|
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Approximately 21.1%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                CO
=============== ================================================================

=============== ================================================================
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                News Publishing Australia Limited

--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)   |X|

                (b)   |_|

--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO

--------------- ----------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------------------------------------------------------
                           7            SOLE VOTING POWER
                                        87,465,736 shares
                                        ----------------------------------------
        NUMBER OF          8            SHARED VOTING POWER
         SHARES                         See Item 5 and Item 6.
      BENEFICIALLY                      ----------------------------------------
        OWNED BY           9            SOLE DISPOSITIVE POWER
          EACH                          87,465,736 shares
        REPORTING                       ----------------------------------------
         PERSON            10           SHARED DISPOSITIVE POWER
                                        See Item 5 and Item 6.
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                87,465,736

--------------- ----------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES  |_|
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Approximately 21.1%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                CO
=============== ================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 4)

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                     GEMSTAR - TV GUIDE INTERNATIONAL, INC.

Introductory Statement

         This Amendment No. 4 to the Statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Gemstar - TV Guide International, Inc., a Delaware corporation (the "Issuer" or "Gemstar"). This Amendment amends and supplements (i) the Statement originally filed on July 24, 2000, with the Securities and Exchange Commission by The News Corporation Limited ("News Corporation"), K. Rupert Murdoch and Sky Global Holdings, Inc. (formerly named Sky Global Networks, Inc.) ("SGH"), (ii) Amendment No. 1 to the Statement filed on October 10, 2000 with the Commission by News Corporation, K. Rupert Murdoch and SGH, (iii) Amendment No. 2 to the Statement filed on May 17, 2001 with the Commission by News Corporation, K. Rupert Murdoch, SGH and News Publishing Australia Limited ("NPAL") and (iv) Amendment No. 3 to the Statement filed on December 7, 2001 with the Commission by News Corporation, K. Rupert Murdoch, SGH and NPAL (collectively, the "Prior Filing" and collectively with this Amendment No. 4, this "Statement"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filing.

         This Amendment reports, among other things, active discussions among News Corporation, Dr. Henry C. Yuen, Elsie Ma Leung, the Board of Directors of Gemstar and a special committee of independent directors thereof, with a view to restructuring Gemstar's management and corporate governance.

Item 2.           Identity and Background.

                  Item 2 is amended and restated in its entirety as follows:

         This Statement is being filed by (i) News Corporation, a South Australia, Australia corporation with its principal executive offices located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) K. Rupert Murdoch, a United States citizen, with his business address at 1211 Avenue of the Americas, New York, New York, 10036, (iii) SGH, a Delaware corporation and a subsidiary of News Corporation, with its principal executive offices at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801 and (iv) NPAL, a Delaware corporation and a subsidiary of News Corporation, with its principal executive offices at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801. News Corporation, K. Rupert

Murdoch, SGH and NPAL are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in
Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

         News Corporation, together with its subsidiaries, is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development and distribution of conditional access systems, interactive television applications and broadcast control software systems; and the creation and distribution of on-line programming. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia and the Pacific Basin. News Corporation has also entered into joint ventures to provide direct-to-home (DTH) television services in Italy and Latin America. News Corporation is a holding company which conducts all of its activities through subsidiaries and affiliates.

         SGH, through its subsidiaries, is principally engaged in the distribution of pay-TV services via satellite. SGH's indirect subsidiary TVGH Holdco, Inc. ("TVGH Holdco") holds a portion of the shares of Common Stock of the Issuer reported herein. SGH is wholly-owned by News Corporation through certain intermediaries.

         NPAL is a holding company that is wholly-owned by News Corporation directly and through certain intermediaries. NPAL's direct wholly-owned subsidiaries LUVSG Holdco, Inc. ("LUVSG Holdco") and LTVGIA Holdco, Inc. ("LTVGIA Holdco") each hold a portion of the shares of Common Stock of the Issuer reported herein.

         Approximately 30% of the voting stock of News Corporation is owned by:
(i) K. Rupert Murdoch; (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. K. R. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. K.
R. Murdoch, members of his family and certain charities; and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of the shares of News Corporation owned by such persons and entities, and Mr. K. R. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. K.
R. Murdoch may be deemed to control the operations of News Corporation.

         During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.           Purpose of Transaction.

                  Item 4 is amended and restated to read in its entirety as follows:

         On May 2, 2001, Liberty Media Corporation ("Liberty"), Liberty UVSG, Inc. ("LUVSG"), News Corporation and NPAL entered into an Agreement and Plan of Merger, dated as of May 2, 2001 (the "NPAL/LUVSG Merger Agreement"), a copy of which is filed as Exhibit 7(g) hereto and which is incorporated by reference herein, pursuant to which LUVSG was merged with and into NPAL (the "NPAL/LUVSG Merger"). As a result of the NPAL/LUVSG Merger, on May 2, 2001, NPAL acquired the 70,704,586 shares of Common Stock owned by LUVSG. NPAL has since transferred such shares to its subsidiary LUVSG Holdco.

         On November 27, 2001, Liberty, Liberty TVGIA, Inc. ("LTVGIA"), News Corporation and NPAL entered into an Agreement and Plan of Merger, dated as of November 27, 2001 (the "NPAL/LTVGIA Merger Agreement"), a copy of which is filed as Exhibit 7(j) hereto and which is incorporated by reference herein, pursuant to which the parties agreed to merge LTVGIA with and into NPAL on December 3, 2001 (the "NPAL/LTVGIA Merger"). As a result of the NPAL/LTVGIA Merger, on December 3, 2001, NPAL acquired the 16,761,150 shares of Common Stock owned by LTVGIA. NPAL has since transferred such shares to its subsidiary LTVGIA Holdco.

         Pursuant to the Stockholders' Agreement Letter (as defined in Item 6), Liberty assigned its rights under the Stockholders' Agreement (as defined in Item 6) to News Corporation, including its right to designate three members of the Board of Directors of Gemstar (the "Board").

         In April 2002, News Corporation designated, and the Board appointed, Peter Chernin and Jeff Shell to the Board, replacing Chase Carey and Peter C. Boylan III.

         Consistent with the Reporting Persons' continuous review of their investment in the Issuer, News Corporation is in active discussions with Dr. Yuen, Ms. Leung, and the Board (including a special committee of independent directors thereof), with a view to restructuring Gemstar's management and corporate governance. There can be no assurance that these discussions will continue, or that these discussions will result in changes to Gemstar's management or corporate governance.

         Subject to the foregoing, the Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases and private agreements, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could result in any of the events or circumstances referred to in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; the performance of the Issuer's management; other developments concerning the Issuer and their businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and market conditions, including the market price of the securities of the Issuer.

         Other than as set forth herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the events or circumstances enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         See Item 3 and Item 6, which are incorporated by reference herein.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is amended and restated to read in its entirety as follows:

         SGH is the indirect beneficial owner, through its control of TVGH Holdco, of 87,465,737 shares of Common Stock, approximately 21.1% of the issued and outstanding Common Stock. NPAL is the indirect beneficial owner, through its control of LUVSG Holdco (which owns 70,704,586 shares of Common Stock) and LTVGIA Holdco (which owns 16,761,150 shares of Common Stock), of 87,465,736 shares of Common Stock, approximately 21.1% of the issued and outstanding Common Stock. Each of News Corporation and Mr. K. R. Murdoch may be deemed to be indirect beneficial owners of the 87,465,737 shares of Common Stock beneficially owned by SGH and the 87,465,736 shares of Common Stock beneficially owned by NPAL, for a total of 174,931,473 shares of Common Stock, approximately 42.2% of the issued and outstanding Common Stock. The share percentages are calculated based on 414,881,000 shares of Common Stock outstanding as of March 31, 2002, as reported by the Issuer.

         To the knowledge of the Reporting Persons, except as set forth in this Statement, none of the Schedule 1 Persons beneficially owns any shares of Common Stock.

         To the Reporting Persons' knowledge, based on information contained in Gemstar's Annual Report on Form 10-K/A, filed April 30, 2002, (i) Dr. Yuen beneficially owns 39,906,768 shares of Common Stock (including options to purchase 27,036,808 shares of Common Stock), approximately 9% of the issued and outstanding Common Stock, and (ii) Ms. Leung beneficially owns 6,839,570 shares of Common Stock (including options to purchase 6,530,000 shares of Common Stock), approximately 1.62% of the issued and outstanding Common Stock. News Corporation, Dr. Yuen and Ms. Leung may constitute a "group" under Rule 13d-5 promulgated under the Exchange Act.

         Except as described in Item 6, the Reporting Persons have the sole power to vote and dispose of all shares of Common Stock to which this Statement relates.

         Except as set forth in this Statement, no transactions have been effected by the Reporting Persons during the past 60 days.

Item 7.           Materials to be Filed as Exhibits.

                  Item 7 is amended and restated to read in its entirety as follows:

Exhibit 7(a) Bylaws (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(b)      Stockholders'  Agreement  (incorporated  by reference to
                  Exhibit 99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

Exhibit 7(c) Rights Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(d) Joint Filing Agreement among News Corporation, Mr. K. Rupert Murdoch and Sky Global Networks, Inc. (now known as Sky
                  Global Holdings,  Inc.) (incorporated by reference to
                  Exhibit 7(d) to the Reporting Persons' Schedule 13D filed on July 24, 2000).

Exhibit 7(e) Power of Attorney, dated July 24, 2000, (incorporated by reference to Exhibit 7(e) to the Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(f) Letter Agreement, dated September 27, 2000, between News Corporation and Liberty (incorporated by reference to Exhibit 7(f) to the Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(g) Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty, LUVSG, News Corporation and NPAL (incorporated by reference to Exhibit 7(g) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17,
                  2001)).

Exhibit 7(h) Letter Agreement Regarding Certain Stockholders' Agreement Matters, dated May 2, 2001, between News Corporation and Liberty (incorporated by reference to Exhibit 7(h) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(i)      Joint Filing Agreement among the Reporting Persons, dated
                  May 17, 2001 (incorporated by reference to Exhibit 7(i) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(j) Agreement and Plan of Merger, dated as of December 3, 2001 by and among Liberty, LTVGIA, News Corporation and NPAL (incorporated by reference to Exhibit 7(j) to the Reporting Persons' Schedule 13D/A (Amendment No. 3, filed on
                  December 7, 2001)).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2002

                                         THE NEWS CORPORATION LIMITED

                                         By:    /s/ LACHLAN K. MURDOCH
                                            ---------------------------
                                         Name:  Lachlan K. Murdoch
                                         Title: Executive Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2002


                                             /s/ K. RUPERT MURDOCH
                                         ------------------------------
                                         Name:  K. Rupert Murdoch

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2002



                                         SKY GLOBAL HOLDINGS, INC.

                                         By:    /s/ LAWRENCE A. JACOBS
                                            -----------------------------
                                         Name:  Lawrence A. Jacobs
                                         Title: Executive Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2002



                                         NEWS PUBLISHING AUSTRALIA LIMITED

                                         By:    /s/ LAWRENCE A. JACOBS
                                            -----------------------------
                                         Name:  Lawrence A. Jacobs
                                         Title: Executive Vice President

Schedule 1 is hereby amended and restated to read in its entirety as follows:

                                                                      Schedule 1
                                                                      ----------

 Directors, Executive Officers and Controlling Persons of the Reporting Persons



                                                                                           Principal Business
                                                                                          or Organization in
              Name                      Principal Occupation and Business                      Which Such
              ----                      ---------------------------------                     Employment is
                                                      Address                                   Conducted
                                                      -------                                   ---------
K. Rupert Murdoch                  Executive Director, Chairman and Chief Executive          News Corporation
                                   of News Corporation; Director, Chairman and Chief
                                   Executive of News Publishing Australia Limited
                                   ("NPAL"); Director of News International, plc;
                                   Director of News Limited; Director of News America
                                   Incorporated ("NAI"); Director of STAR Group;
                                   Chairman of British Sky Broadcasting Group plc
                                   ("BSkyB"); Director, Chairman and Chief Executive
                                   Officer of Fox Entertainment Group, Inc. ("FEG");
                                   Director of China Netcom Corporation (Hong Kong)
                                   Limited; Director of Gemstar-TV Guide
                                   International, Inc. ("Gemstar").
                                   1211 Avenue of the Americas
                                   New York, New York 10036

Geoffrey C. Bible                  Non Executive Director of News Corporation;                 Philip Morris
                                   Chairman of Philip Morris Companies, Inc. ("Philip
                                   Morris").
                                   120 Park Avenue
                                   New York, New York 10017

Chase Carey                        Non-Executive Director of News Corporation;                News Corporation
                                   Director of Gateway, Inc.; Director of Colgate
                                   University.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

                                                                                           Principal Business
                                                                                          or Organization in
              Name                      Principal Occupation and Business                      Which Such
              ----                      ---------------------------------                     Employment is
                                                      Address                                   Conducted
                                                      -------                                   ---------

Peter Chernin                      Executive Director, President and Chief Operating         News Corporation
                                   Officer of News Corporation; Director, President
                                   and Chief Operating Officer of NPAL; Director,
                                   Chairman and Chief Executive Officer of NAI;
                                   Director, President and Chief Operating Officer of
                                   FEG; Director of SGN; Director of Gemstar; Member
                                   of Advisory Board of PUMA AG; Director of E*TRADE
                                   Group, Inc.
                                   10201 West Pico Boulevard
                                   Los Angeles, CA 90035

Kenneth E. Cowley/1/               Non Executive Director of News Corporation;            Independent Newspapers
                                   Chairman of Independent Newspapers Limited
                                   ("Independent Newspapers"); Chairman of RM
                                   Williams Holdings Limited.
                                   2 Holt Street
                                   Sydney, New South Wales 2010
                                   Australia

David F. DeVoe                     Executive Director, Senior Executive Vice                 News Corporation
                                   President and Chief Financial Officer and Finance
                                   Director of News Corporation; Director, Senior
                                   Executive Vice President and Chief Financial
                                   Officer of NPAL; Director and Senior Executive
                                   Vice President of NAI; Director, Senior Executive
                                   Vice President and Chief Financial Officer of FEG;
                                   Director of STAR Group; Director of BSkyB;
                                   Director and Acting Chief Financial Officer of
                                   SGN; Director of NDS; Director of Gemstar.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

--------------------
  1  Citizen of Australia.

                                                                                           Principal Business
                                                                                          or Organization in
              Name                      Principal Occupation and Business                      Which Such
              ----                      ---------------------------------                     Employment is
                                                      Address                                   Conducted
                                                      -------                                   ---------
Roderick I. Eddington/2/           Non Executive Director of News Corporation; Chief         British Airways
                                   Executive of British Airways plc ("British
                                   Airways").
                                   c/o 2 Holt Street
                                   Sydney, New South Wales 2010
                                   Australia

Aatos Erkko/3/                     Non Executive Director of News Corporation;               Sanoma
                                   Member of the Board of Sanoma WSOY
                                   Corporation ("Sanoma"), a privately owned
                                   media company in Finland; Chairman of
                                   Asipex AG.
                                   P.O. Box 144
                                   FIN-00101 Helsinki, Finland

Graham Kraehe/4/                   Non Executive Director of News Corporation;               News Corporation
                                   News Corporation Chairman of BHP Steel;
                                   Director of Brambles Industries plc; Director
                                   of National Australia Bank.
                                   c/o Level 20
                                   News Corporation
                                   101 Collins Street
                                   Melbourne Vic 3000
                                   Australia

Andrew S.B. Knight/5/              Non Executive Director of News Corporation; Non           News Corporation
                                   Executive Director of Rothschild Investment Trust
                                   Capital Partners plc.
                                   c/o News International plc
                                   1 Virginia Street
                                   London E1 9BN England

---------------------
  2   Citizen of Australia.
  3   Citizen of Finland.
  4   Citizen of Australia.
  5   Citizen of United Kingdom.

                                                                                           Principal Business
                                                                                          or Organization in
              Name                      Principal Occupation and Business                      Which Such
              ----                      ---------------------------------                     Employment is
                                                      Address                                   Conducted
                                                      -------                                   ---------
Lachlan K. Murdoch                 Executive Director and Deputy Chief Operating             News Corporation
                                   Officer of News Corporation; Senior Executive Vice
                                   President and Co-Chief Operating Officer of NPAL;
                                   Director and Chairman of Queensland Press Limited;
                                   Chairman of News Limited; Deputy Chairman of STAR
                                   Group; Director of Beijing PDN Xinren Information
                                   Technology Company Ltd; Director of FOXTEL
                                   Management Pty. Ltd.; Director of Gemstar.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

James R. Murdoch                   Executive Director and Executive Vice President            STAR Group
                                   of News Corporation; Chairman and Chief Executive
                                   Officer of STAR Group; Director of NDS; Director
                                   of YankeeNets L.L.C.
                                   8th Floor, One Harbourfront
                                   18 Tak Fung Street
                                   Hunghom, Kowloon, Hong Kong

Thomas J. Perkins                  Non Executive Director of News Corporation;                Kleiner Perkins
                                   Partner at Kleiner Perkins Caufield & Byers
                                   ("Kleiner Perkins"); Director of Hewlett-Packard
                                   Company.
                                   4 Embarcadero Center
                                   Suite 3520
                                   San Francisco, CA 94111

Stanley S. Shuman                  Non Executive Director of News Corporation;                Allen & Company
                                   Executive Vice President and Managing Director of
                                   Allen & Company Incorporated ("Allen & Company");
                                   Director of NAI; Director of Six Flags, Inc.
                                   711 Fifth Avenue
                                   New York, New York 10176

                                                                                           Principal Business
                                                                                          or Organization in
              Name                      Principal Occupation and Business                      Which Such
              ----                      ---------------------------------                     Employment is
                                                      Address                                   Conducted
                                                      -------                                   ---------
Arthur M. Siskind                  Executive Director, Senior Executive Vice                 News Corporation
                                   President and Group General Counsel of News
                                   Corporation; Director, Senior Executive Vice
                                   President and General Counsel of NPAL; Director of
                                   BSkyB; Director and Senior Executive Vice
                                   President of NAI; Director, Senior Executive Vice
                                   President and General Counsel of FEG; Director of
                                   STAR Group; Director and Senior Executive Vice
                                   President of SGN; Director of NDS.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

Exhibit 7(a) Bylaws (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(b)      Stockholders'  Agreement  (incorporated  by reference to
                  Exhibit 99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

Exhibit 7(c) Rights Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated
                  July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(d) Joint Filing Agreement among News Corporation, Mr. K. Rupert Murdoch and Sky Global Networks, Inc. (now known as Sky
                  Global Holdings, Inc.) (incorporated by reference to Exhibit 7(d) to the Reporting Persons' Schedule 13D filed on
                  July 24, 2000).

Exhibit 7(e) Power of Attorney, dated July 24, 2000, (incorporated by reference to Exhibit 7(e) to the Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(f) Letter Agreement, dated September 27, 2000, between News Corporation and Liberty (incorporated by reference to Exhibit 7(f) to the Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(g) Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty, LUVSG, News Corporation and NPAL (incorporated by reference to Exhibit 7(g) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17,
                  2001)).

Exhibit 7(h) Letter Agreement Regarding Certain Stockholders' Agreement Matters, dated May 2, 2001, between News Corporation and Liberty (incorporated by reference to Exhibit 7(h) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(i)      Joint Filing Agreement among the Reporting Persons, dated
                  May 17, 2001 (incorporated by reference to Exhibit 7(i) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(j) Agreement and Plan of Merger, dated as of December 3, 2001 by and among Liberty, LTVGIA, News Corporation and NPAL (incorporated by reference to Exhibit 7(j) to the Reporting Persons' Schedule 13D/A (Amendment No. 3, filed on
                  December 7, 2001)).